INTERIM REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Cash flow from operations	$178	$132	$324	$262
— per share	$0.64	$0.44	$1.13	$0.88
Net income	$189	$63	$336	$119
— per share	$0.67	$0.18	$1.17	$0.33

Fellow Shareholders:

Financial results in the second quarter exceeded plan, and we made progress on a number of initiatives which should ensure we are well positioned to add value to the company in the years ahead. Barring unforeseen circumstances, we remain confident in our ability to deliver on our financial and operational targets for 2004.

STRONG FINANCIAL RESULTS

For the three months ended June 30, 2004, we recorded cash flow from operations of $178 million ($0.64 per share) compared with $132 million ($0.44 per share) in the second quarter of 2003. The current period operating results reflect strong cash flow growth in most of the company’s operations, a gain realized on the re-leasing of a major block of office space, and a substantial increase in the contribution from our power generation operations compared with the same period last year.

Cash flow from operations for the first six months ended June 30, 2004 totalled $324 million, or $1.13 per fully diluted share compared with $262 million ($0.88 per share) during the corresponding period last year.

Net income for the quarter totalled $189 million, compared with $63 million in 2003. On a per share basis, this resulted in net income of $0.67 per share compared with $0.18 per share in the same period last year. Continued improvement in our core operations, as well as higher realized prices for metals and panelboard products positively impacted our resource investments, increasing their contribution to our bottom line.

VALUE CREATION AND GROWTH INITIATIVES

During the second quarter of 2004, we advanced a number of strategic initiatives to expand our operations, enhance our return on capital and position us to pursue future growth opportunities.

Expanded our power generation capacity and market position in the northeast United States. We are in the final stages of acquiring 71 hydroelectric power generating plants totalling 674 megawatts (MW) of capacity in upstate New York for $900 million. With 40 existing hydroelectric plants in New England, Ontario and Quebec, this acquisition furthers our strategy of acquiring and operating low cost, high quality hydro assets in the northeast. With these facilities interconnected to our existing markets, we should enjoy enhanced operating flexibility and expanded ability to market our electricity. This acquisition increases our generating capacity to approximately 2,700 MW and the number of plants in our portfolio to 120.

Increased our interest in Canary Wharf. We did not succeed in a bid with our partners to acquire 100% of Canary Wharf; however, we successfully increased our net interest in the 17 properties owned by Canary Wharf to 17%. Our total cost is approximately US$500 million, and we own an effective interest in approximately 2.4 million square feet of some of the finest office properties and development sites in London, England. As long-term shareholders, we believe that the London office market will recover in the next few years, and further development of the Canary Wharf Estate should enhance the value of our investment.

Successfully raised $600 million for the Brascan Real Estate Finance Fund, our first U.S.-based Fund, establishing new relationships with several world-class organizations. In addition to closing the Fund financing, we contributed into the Fund nearly $300 million of mezzanine loans and investments underwritten by Brascan to date.

Created two pure play investments by separating our 42% interest in Nexfor (renamed Norbord) from our 42% interest in Fraser Papers. Norbord is a unique, global panelboard company with a record of significant earnings and cash flow growth and top quartile performance. Fraser Papers is a North American specialty paper company which is well positioned to benefit from the rebound in paper prices. The formation of two pure-play companies will enable the management teams to focus their operating expertise entirely on their respective business units. In addition, it increases our flexibility should we wish to pursue our options with respect to our investment in these businesses in the future.

Noranda announced that its Board of Directors commenced a review of various means of maximizing shareholder value, following receipt of expressions of interest in the company from several potential acquirers. This process continues and we are supportive of the efforts of Noranda’s Special Committee of Directors, which is acting on behalf of all shareholders of Noranda.

Completed a three-for-two stock split of our outstanding common shares, which was implemented by way of a special dividend. Shareholders of record on May 21, 2004 received one half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004. This stock split was intended to ensure that our common shares remain accessible to individual shareholders and to improve the trading liquidity of our shares.

Renewed our normal course issuer bid which permits us to acquire up to a further 21 million shares during the next eight months. Year to date, we have repurchased 0.8 million shares for cancellation at an average price of $23.35 per share.

OPERATING BUSINESS HIGHLIGHTS

We remained focussed on strengthening our cash flow from operations, while at the same time pursuing alternatives to organically grow our base of high quality assets.

Real Estate

Our commercial property operations met their financial targets, backed by improved real estate fundamentals. Although vacancies in the overall commercial real estate market are still high, our lease profile remains one of the best in the premier office property sector. We are currently 97% leased in our core markets with few major leases rolling over in the next few years. Our average lease term remains approximately 10 years across our office portfolio, and as a result, should enable us to deliver a predictable stream of cash flow in the years ahead.

We are seeing increased leasing momentum after two years of slower leasing activity in the overall market. During the first six months of the year, we leased 1.7 million square feet of space. This includes 1.3 million square feet of space in New York to two new high profile tenants: a sublease for 800,000 square feet with PricewaterhouseCoopers within our recently completed 300 Madison Avenue office property in Midtown Manhattan and a 20-year lease with law firm Cadwalader, Wickersham & Taft for approximately 460,000 square feet at One World Financial Center in Lower Manhattan. In addition, we leased 200,000 square feet in BCE Place in Toronto to TD Canada Trust and 200,000 square feet in Minneapolis.

We continue to explore opportunities to expand our presence in supply-constrained office markets with strong long-term fundamentals. The two new markets where we have chosen to focus our current efforts are Washington, D.C. and London, U.K. In this regard, we recently purchased two office properties totalling 1.1 million square feet in Washington, D.C. and added 2.4 million net effective square feet of premier London office and development properties, as a result of our Canary Wharf investment.

Within our residential property operations, we continue to benefit from robust consumer demand for luxury and move-up homes driven by the relatively low interest rate environment and improving economy. These strong market conditions, combined with a higher number of active communities in our operations contributed to an increase in lot and home sales in the first six months compared with the same period last year. At the end of the quarter, booked sales totalled close to 100% of our planned sales for 2004, with margins exceeding expectations. In addition, we achieved approvals for a number of new communities, enabling us to continue to create value by converting our land inventory into building lots for sale.

Finally, our real estate advisory services group was active throughout the first six months of the year. They were retained to sell three large portfolios of office and industrial properties totalling approximately $1 billion. In addition, they were awarded a number of private and public assignments in the second quarter of 2004, which are currently in process. This group is building a solid reputation with their clients who are looking to leverage the group’s range of expertise in real estate as well as the capital we can provide to facilitate transactions.

Power Generation

Brascan continued to benefit in the second quarter from improved water levels in our hydroelectric systems across North America. These positive hydrology conditions, combined with the contribution from the power plants we acquired in the first quarter, increased operating cash flow to $145 million during the first six months, an 81% improvement over the corresponding period in 2003. Excluding the New York State power plants which we recently purchased, production totalled approximately 2,090 gigawatt hours across our portfolio of 48 power generating plants. This compares with 1,589 gigawatt hours during the same period in 2003.

We continue to review opportunities to optimize the operations we own, and are also looking at a number of acquisition opportunities, primarily in the northeast U.S., to further grow our portfolio of hydroelectric generating assets. In addition, we are reviewing the Ontario government’s recently released request for proposals to build new capacity in this supply-constrained market. We expect that there will be opportunities to expand our generation through these initiatives.

As one of North America’s lowest cost producers of power, we remain confident that we will achieve the operational targets set for the balance of the year, and we are focussed on growth for the years ahead.

Funds Management

During the first six months of the year, we made further progress in pursuing our strategy of expanding our asset management activities within our areas of expertise, primarily in real estate, power generation and resources.

Management of our Restructuring Fund has worked for the last year on the restructuring of Doman Industries. The Court recently approved the proposed recapitalization plan and Doman was subsequently renamed Western Forest Products. Western Forest Products emerged from bankruptcy recently and became a TSX-listed company. The Fund owns 20% of both the common equity and the high yield notes that were issued to current subordinate note holders. We are encouraged by the prospects for Western Forest Products, with its low-cost high quality wood assets, strengthened pulp operations and a return to better pricing for its products.

Within our Real Estate Opportunity Fund, we continue to pursue a number of opportunities, largely in the U.S. Although real estate valuations remain high, relative to our value bias, this group is well positioned with flexible capital and substantial transaction expertise. As a result, we believe we will be able to find attractive transactions in which to participate.

In the first half of the year, our recently launched New York based Brascan Strategic Asset Management group (BSAM), which manages $1.5 billion of investment assets, closed its first public capital market deal as advisor on a collateralized debt obligation (CDO) transaction, a first of its kind in the public CDO market. BSAM is currently marketing a follow-on transaction.

During the balance of the year, we will be focussed on investing and managing our existing Funds, and strengthening relationships with our institutional partners.

OUTLOOK

As we look ahead, we have a strong operating platform to continue to grow our operations. This should allow us to deliver solid operating results as well as successfully redeploy free cash flow generated from our operations, and from the possible monetization of non-core investment positions into higher return opportunities.

/s/ J. Bruce Flatt

J. Bruce Flatt
President and Chief Executive Officer
August 5, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis is intended to provide readers with an assessment of our performance for the first six months of 2004 and the comparable period in the prior years, as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated financial statements and appended notes, which are included on page 13 of this report. Additional information, including the company’s consolidated financial statements and management discussion and analysis for the year ended December 31, 2003, as well as the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com or on SEDAR’s web site at www.sedar.com.

Operating Results

The following is a summary of Brascan’s operating cash flow and net income, and a reconciliation between the two measures. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. We consider this to be an appropriate measure for performance because it is tangible, it is indicative of the value of our assets and it is utilized by financial analysts and investors as a key measure in each of our operating sectors.

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Net income	$189	$63	$336	$119
Adjustment for non-cash items [1]	(27)	52	(44)	110

Income before non-cash items	162	115	292	229
Dividends from Noranda and Norbord	16	17	32	33

Cash flow from operations and gains	$178	$132	$324	$262

Per fully diluted share
Cash flow from operations and gains	$0.64	$0.44	$1.13	$0.88
Net income	$0.67	$0.18	$1.17	$0.33

1.	Depreciation and amortization, taxes and other provisions, and equity accounted earnings from Noranda and Norbord, net of minority interests’ share in these items.

Operating cash flow for the three months ended June 30, 2004 increased 35% to $178 million compared with $132 million in the second quarter of 2003. Total cash flow, prior to preferred share dividends, increased to $324 million for the six month period.

The current period operating results reflect strong cash flow growth in most of the company’s operations, a gain realized on the re-leasing of a major block of office space, and a substantial increase in the contribution from our power generation operations compared with the same period last year. Financing costs increased relative to the prior period due to the issuance of preferred equity and long-term debt during 2003 and early 2004 to finance growth initiatives as well as a continued shift away from a floating rate to a fixed rate liability profile. Our overall cost of capital was 9.7%.

Net income increased significantly to $336 million for the six months ended June 30, 2004 compared with $119 million in 2003. This strong performance was driven by increased contribution from our resource investments which have benefited from improved pricing and higher production volumes.

The operating results for each segment on a cash flow basis are discussed in more detail within the Operations Review which follows. A specific discussion of net income and a complete reconciliation between operating cash flow and net income is presented on page 10.

Financial Profile

Total assets at book value increased to $17.2 billion as at June 30, 2004 from $16.3 billion at December 31, 2003. The increase was due to a higher level of invested assets in our real estate and funds management operations. The increase in book value of assets was funded primarily through increased property specific mortgages, other debt of subsidiaries in our real estate operations and an increase in accounts and other payables. Shareholder interests increased slightly as net income was offset in part by dividend distributions and the repurchase of common shares. The underlying values are calculated based on calculations set forth in our Supplemental Information Package, which is posted on our web site at www.brascancorp.com.

	Underlying Value	Book Value
	June 30	June 30	Dec. 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2004	2003
Assets
Real estate [1]	$13,196	$9,103	$8,311
Power generation	3,108	1,948	1,927
Funds management	1,889	1,481	1,215

	18,193	12,532	11,453
Investments	3,253	2,051	2,003
Cash and financial assets	1,391	1,391	1,236
Accounts receivable and other	1,250	1,250	1,623

	$24,087	$17,224	$16,315

Liabilities
Non-recourse borrowings
Property specific mortgages	$5,176	$5,176	$4,881
Other debt of subsidiaries	2,311	2,311	2,075
Corporate borrowings	1,212	1,212	1,213
Accounts and other payables	1,895	1,895	1,745
Shareholders’ interests
Minority interests of others in assets	3,398	1,421	1,516
Preferred equity — corporate and subsidiaries	2,022	2,022	1,861
Common equity	8,073	3,187	3,024

	13,493	6,630	6,401

	$24,087	$17,224	$16,315

Per common share	$30.35	$12.36	$11.69

1.	The company’s interest in Canary Wharf Group, plc is included in real estate, whereas it is included in “Investments” in the consolidated financial statements.

OPERATIONS REVIEW

Real Estate

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties, and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and co-ownership interests of approximately $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

The composition of the company’s real estate assets and the associated operating cash flows are as follows:

	Underlying Value	Book Value		Operating Cash Flow
				Three Months Ended		Six Months Ended
	June 30	June 30	Dec. 31	June 30		June 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Commercial properties	$10,102	$7,284	$6,622	$169	$157	$351	$312
Residential properties	1,650	884	738	48	23	77	41
Income producing land	201	125	129	3	1	5	2
Development properties	1,027	762	774	—	7	—	24
Real estate services	216	48	48	5	3	8	5

	$13,196	$9,103	$8,311	$225	$191	$441	$384

The inclusion of our 17% interest in Canary Wharf Group, plc, with a book value of $486 million, together with the acquisition of Edison Place, 701 9th Street, N.W. in Washington, D.C., accounts for most of the increase in book value of our commercial property portfolios from December 31, 2003, while seasonal build-out of inventory contributed to the increase in our residential operations.

Cash flow from real estate operations increased 15% to $441 million. Our commercial property operations showed continued growth in operating income on a same property basis and benefitted from the successful completion of a major sublease at 300 Madison Avenue and the addition of our Washington, D.C. properties. Our residential operations continued to benefit from a strong market, which combined with a higher number of active selling communities contributed higher cash flows in the quarter. In the first six months of 2003, we recorded a gain of $24 million from development properties on the sale of excess residential lot inventory in California.

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows are as follows:

	Capacity (MW)		Book Value		Operating Cash Flow [1]
					Three Months Ended		Six Months Ended
	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
US$ MILLIONS	2004	2003	2004	2003	2004	2003	2004	2003
Ontario, Canada	957	957	$932	$977	$29	$21	$65	$45
Quebec, Canada	266	266	322	328	15	5	32	10
Northeast United States	199	174	261	228	9	3	19	4
Other North America	304	304	320	299	16	15	26	21
Brazil	101	60	90	50	2	—	3	—

	1,827	1,761	1,925	1,882	71	44	145	80
Under development	9	25	23	45	—	—	—	—

Total	1,836	1,786	$1,948	$1,927	$71	$44	$145	$80

Underlying value estimate			$3,108

1.	Includes revenues net of direct operating expenses.

The book value of our power generating assets increased from December 31, 2003 principally due to the acquisition of additional operations in Brazil and the completion of a 25 megawatt cogeneration plant in New Hampshire in the first quarter.

Operating cash flow increased 81% to $145 million for the six months as a result of record generation, which exceeded our long-term averages for this period. In addition, the flexibility of our hydroelectric asset base allowed us to sell power during the most optimal pricing periods, offsetting the impact of lower “all hours” average prices. During the first six months of 2004, production totalled approximately 4,247 gigawatt hours across our portfolio of 48 power generating plants compared with 2,952 gigawatt hours in 2003, as a result of improved hydrology conditions and increased contributions from plants acquired and developed since the first quarter of 2003.

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Products. Our current industry focus is in real estate, power generation and resources.

The book value of our funds management operations increased during the first six months as we continue to expand these activities. All of our funds continue to experience strong deal flow and closed on a number of transactions during the quarter.

Cash flow from operations increased 8% to $104 million for the six months ended June 30, 2004. The contribution from Bridge Lending, Real Estate Finance and Restructuring activities increased due to a higher level of activity. Structured Products includes our reinsurance activities, which benefitted from strong performance on existing contracts and underwritings, while the contribution from capital markets declined from the 2003 results which included particularly strong results from high yield investment activities.

The following table shows the composition of the book values and funds under management at June 30, 2004 and December 31, 2003, together with the associated operating cash flows:

	Assets Under
	Management [1]	Book Value		Operating Cash Flow [2]
				Three Months Ended		Six Months Ended
	June 30	June 30	Dec. 31	June 30		June 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Bridge Lending Fund	$748	$454	$318	$5	$5	$14	$9
Real Estate Finance Fund	600	290	157	4	1	8	2
Restructuring Fund	332	52	64	3	1	7	3
Real Estate Opportunity Fund	1,000	10	—	—	—	—	—
Structured Products	1,606	376	288	11	3	22	10
Capital Markets	500	151	273	31	31	47	56
Traditional assets under management	1,975	1	—	1	—	1	—
Other	147	147	115	1	8	5	16

Total	$6,908	$1,481	$1,215	$56	$49	$104	$96

Underlying value estimate		$1,889

1.	Capital committed by Brascan and its investment partners.

2.	Includes investment income and fees net of associated operating expenses.

Investments

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of on an opportunistic basis.

     The composition of the company’s investments is as follows:

		Underlying Value	Book Value
		June 30	June 30	Dec. 31
US$ MILLIONS	% Interest	2004	2004	2003
Real estate
Canary Wharf Group, plc	—	$—	$—	$153
Resources
Noranda Inc.	42%	2,115	1,286	1,212
Norbord Inc./Fraser Papers Inc.	42%	728	434	356
Katahdin Paper Company, LLC	100%	84	84	76
Business services
Banco Brascan, S.A.	40%	52	52	45
Accor Hotels/Tickets	20%/40%	100	21	24
Other publicly listed investments	various	105	105	72
Other private equity investments	various	69	69	65

		$3,253	$2,051	$2,003

During the quarter we increased our investment in Canary Wharf Group, plc to 17% and, together with our institutional partners, we own a 26% interest. Our investment now represents a long-term core holding, and accordingly we have integrated it with our other long-term real estate operations under “Real Estate”.

The book value of our investments increased as a result of the equity accounted earnings from our investments in Noranda and Norbord, which both produced outstanding results due to higher commodity prices and volumes. During the quarter, Norbord (formerly Nexfor) completed the distribution of Fraser Papers Inc. to shareholders as described in more detail in the Letter to Shareholders beginning on page 2 of this report.

Investment and Other Income

Investment and other income includes investment income from our financial assets as well as the contribution from our investments (other than our equity accounted investments in Noranda and Norbord, which are described separately) and other items.

CAPITAL RESOURCES AND LIQUIDITY

Cash and Financial Assets

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at June 30, 2004 totalled $429 million. Financial assets of $962 million represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. Financial assets increased from $854 million at December 31, 2003.

Working Capital and Other Assets and Liabilities

Working capital balances include trade accounts receivable and payable held in the normal course of each of our operating businesses and other balances, including future income tax liabilities, as well as other accrued asset balances and provisions. Working capital and other balances represented a net liability of $645 million compared with a net liability of $122 million at December 31, 2003, largely as a result of increased operating liabilities in our funds management and real estate operations. Operating costs increased during the period as a result of continued expansion in our businesses and increased cash taxes paid during the quarter by our home building operations.

Capitalization

	Underlying Value	Book Value		Operating Cash Flow
				Three Months Ended		Six Months Ended
	June 30	June 30	Dec. 31	June 30		June 30
US$ MILLIONS	2004	2004	2003	2004	2003	2004	2003
Non-recourse borrowings
Property specific mortgages	$5,176	$5,176	$4,881	$78	$67	$154	$145
Other debt of subsidiaries	2,311	2,311	2,075	36	25	67	49
Corporate borrowings	1,212	1,212	1,213	24	16	43	30
Shareholders’ interests	13,493	6,630	6,401	287	196	515	389

	$22,192	$15,329	$14,570	$425	$304	$779	$613

Borrowings

Borrowings include amounts which have recourse only to specific properties, recourse only to assets owned by the company’s subsidiaries, and long-term and short-term obligations of Brascan. Property specific mortgages increased as a result of the financing of a commercial property with a $170 million, ten-year fixed-rate mortgage at 5.1% interest during the first quarter of 2004 and the financing of a hydroelectric plant with a $110 million, ten-year fixed-rate mortgage at 5.5% interest. In addition, other debt of subsidiaries increased as a result of additional construction financing required to build out residential communities. Interest expense increased as a result of increased debt outstanding, compared with the first six months of of 2003.

Shareholders’ Interests

Shareholders’ interests are comprised of three components: participating interests of other subsidiaries in our operating assets; non-participating preferred equity issued by the company and its subsidiaries; and common equity of Brascan.

     Shareholders’ interests are as follows:

	Number of Shares		Underlying Value	Book Value		Operating Cash Flow [1]
						Three Months Ended		Six Months Ended
	June 30		June 30	June 30	Dec. 31	June 30		June 30
US$ MILLIONS	2004		2004	2004	2003	2004	2003	2004	2003
Participating interests of others in assets
Real estate
Commercial	77.7	[2]	$2,525	$1,012	$998	$79	$43	$136	$84
Residential	15.4	[2]	407	65	190	9	10	14	22
Power generation	24.1	[2]	305	183	184	6	5	13	6
Other			161	161	144	—	—	—	2

			3,398	1,421	1,516	94	58	163	114

Non-participating preferred equity
Corporate			852	852	852	15	17	30	31
Subsidiaries			1,170	1,170	1,009	15	6	28	13

			2,022	2,022	1,861	30	23	58	44

Common equity	271.8	[3]	8,073	3,187	3,024	163	115	294	231

1.	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions.

2.	Represents the number of shares not owned by Brascan.

3.	Includes convertible instruments on an “as converted” basis.

Participating interests of others in assets decreased from $1,516 million to $1,421 million during the first six months of 2004, while minority interest expense increased as a result of higher operating cash flows from our commercial properties business. In addition, preferred dividends paid by subsidiaries increased from $13 million in the prior period to $28 million currently, as a result of the dividends associated with the $561 million of preferred shares issued by our commercial properties operations during 2003 and 2004 through four offerings with favourable dividend rates averaging 5.3%.

Contractual Obligations

The following table presents contractual obligations of the company over the next five years:

		Payments Due by Period
US$ MILLIONS		Less than	1-3	4-5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long-term debt
Property specific mortgages	$5,176	$101	$1,189	$490	$3,396
Other debt of subsidiaries	2,311	527	1,157	3	624
Corporate borrowings	1,212	101	11	300	800
Commitments	467	467	—	—	—
Power acquisition	900	900	—	—	—

Other obligations include $467 million of commitments by the company and its subsidiaries provided in the normal course of business, including: commitments to provide bridge financing; and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. On May 18, 2004, the company agreed to acquire 71 hydroelectric power generating plants in upstate New York from Reliant Energy Inc. for $900 million, which is expected to close in the third quarter of 2004.

NET INCOME

The following table presents a reconciliation between net income and operating cash flow, together with an analysis of the non-cash items which represent the differences between the two measures:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Cash flow from operations and gains	$178	$132	$324	$262
Less: dividends from Noranda and Norbord	16	17	32	33

	162	115	292	229
Depreciation and amortization	(56)	(36)	(112)	(71)
Taxes and other provisions	(53)	(30)	(107)	(58)
Minority share of non-cash items	41	22	72	45
Equity accounted income (loss) from Noranda and Norbord
Excluding restructuring charges and gains	95	2	191	(8)
Restructuring charges and gains	—	(10)	—	(18)

Net income	$189	$63	$336	$119

Net income per share	$0.67	$0.18	$1.17	$0.33

Net income increased significantly in the first six months of 2004. This was due to the increase in cash flow from operations discussed earlier, as well as substantial improvements in the results of both Noranda and Norbord due to higher product prices, volumes and cost efficiencies.

Depreciation and amortization was higher during 2004 compared with the prior results, due in part to the acquisition and development of additional commercial properties and power generation facilities. In addition, changes in accounting guidelines required our commercial property operations to adopt the straight-line method for depreciation that resulted in increased depreciation charges of $28 million during the first half of the year.

Taxes and other provisions, which consist primarily of non-cash tax provisions, increased during 2004 due in large measure to the increased profitability of Brascan’s operations. Brascan operates with significant tax losses, and reflects the changes in the carrying value of tax losses utilized or generated during the period. Accounting guidelines also require us to record tax expense in relation to equity earnings from our resource investments even though these earnings were not taxable during the period.

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates required in the normal course of preparing Brascan’s financial statements include the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates have been applied in a manner consistent with that in the prior period. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual MD&A. The interrelated nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $10 million and additional depreciation of $28 million, before any tax effect during the six months ended June 30, 2004 ($5 million of additional straight-line rental revenue and $15 million of additional depreciation during the second quarter of 2004).

Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets”. The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination”, (EIC 140). This standard requires that where a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

/s/ Brian D. Lawson Brian D. Lawson Chief Financial Officer

August 5, 2004

QUARTERLY FINANCIAL STATISTICS

	2004		2003				2002
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total
Cash flow from operations	$178	$146	$224	$138	$132	$130	$117	$128
Net income (loss)	$189	$147	$189	$100	$63	$56	$(110)	$58
Common equity — book value	$3,187	$3,097	$3,024	$2,919	$2,864	$2,736	$2,625	$2,902
Common shares outstanding	258.0	257.7	256.1	256.5	256.4	256.8	261.2	264.0

Per common share (diluted)
Cash flow from operations	$0.64	$0.49	$0.80	$0.46	$0.44	$0.44	$0.38	$0.42
Net income (loss)	$0.67	$0.50	$0.67	$0.32	$0.18	$0.15	$(0.47)	$0.17
Dividends	$0.13	$0.13	$0.13	$0.13	$0.12	$0.11	$0.11	$0.11
Book value	$12.36	$12.05	$11.69	$11.27	$11.03	$10.51	$9.90	$10.79
Market trading price (NYSE)	$28.24	$26.84	$20.36	$16.81	$16.37	$13.27	$13.67	$13.25
Market trading price (TSX) — C$	$37.42	$34.87	$26.49	$22.76	$22.17	$19.62	$21.17	$21.14

CORPORATE SECURITIES AND DIVIDENDS

The composition of securities issued by Brascan Corporation and the dividends paid in the past three fiscal years are as follows:

				Dividends per share
	Shares			Dec. 31	Dec. 31	Dec. 31
	Outstanding	Dividend Rate		2003	2002	2001
Class A Common Shares	257,836,272	$0.56[1]		$0.49	$0.44	$0.44
Class A Preferred Shares
Series 1[3]	18,891	65	% P	0.54	0.43	0.70
Series 2	10,465,100	70	% P	0.59	0.46	0.71
Series 3	1,171	B.A. + 40 b.p.[2]		2,112.47	1,579.32	2,902.70
Series 4 + 7	2,800,000	70% P/8.5%		0.59	0.46	0.71
Series 8	1,049,792	Variable up to P		0.81	0.65	1.01
Series 9	2,950,208	5.63%		1.01	0.90	—
Series 10	10,000,000	5.75%		1.03	0.92	0.26
Series 11	4,032,401	5.50%		0.98	0.54	—
Series 12	7,000,000	5.40%		0.83	—	—
Preferred Securities
Due 2050	5,000,000	8.35%		1.49	1.37	—
Due 2051	5,000,000	8.30%		1.48	0.92	—

1. Common share dividends are declared on a quarterly basis at the discretion of the Board.

2. Rate determined in a monthly auction.

3. Redeemed July 30, 2004.

P — Prime Rate B.A. — Banker’s Acceptance Rate b.p. — Basis Points

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003	2004	2003
Total revenues and gains	$898	$728	$1,666	$1,395

Net operating income
Real estate	225	191	441	384
Power generation	71	44	145	80
Funds management	56	49	104	96
Property gains	60	—	60	—
Investment income and other	23	22	52	53

	435	306	802	613
Expenses
Interest expense	135	108	264	224
Minority share of income before non-cash items	109	64	191	127
Other operating costs and taxes	29	19	55	33

Income before non-cash items	162	115	292	229
Depreciation and amortization	(56)	(36)	(112)	(71)
Taxes and other non-cash items	(53)	(30)	(107)	(58)
Minority share of non-cash items	41	22	72	45
Equity accounted income (loss) from investments	95	(8)	191	(26)

Net income	$189	$63	$336	$119

Net income per common share
Diluted	$0.67	$0.18	$1.17	$0.33
Basic	$0.68	$0.18	$1.19	$0.34

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2004	2003	2004	2003
Retained earnings, beginning of period	$1,775	$1,489	$1,685	$1,491
Net income	189	63	336	119
Preferred equity issue costs	—	(1)	—	(4)
Shareholder distributions — Preferred equity	(15)	(17)	(30)	(31)
— Common equity	(34)	(31)	(67)	(60)
Amount paid in excess of the book value of common shares purchased for cancellation	(1)	(2)	(10)	(14)

Retained earnings, end of period	$1,914	$1,501	$1,914	$1,501

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2004	2003	2004	2003
Operating activities
Income before non-cash items	$162	$115	$292	$229
Dividends from Noranda Inc.	11	13	22	25
Dividends from Norbord Inc.	5	4	10	8

Cash flow from operations and gains	178	132	324	262
Commercial property gains, net of minority share	(30)	—	(30)	—
Net change in non-cash working capital balances	(87)	31	(16)	34

Cash flow provided by operating activities	61	163	278	296

Financing activities
Corporate borrowings, net of repayments	—	—	(1)	397
Property specific mortgages, net of repayments	(45)	(70)	181	(116)
Other debt of subsidiaries, net of repayments	146	(111)	176	(89)
Corporate preferred equity issued	—	—	—	117
Preferred equity of subsidiaries issued	143	73	143	73
Common shares and equivalents repurchased	(2)	(4)	(19)	(63)
Common shares of consolidated subsidiaries repurchased	(13)	(55)	(17)	(88)
Special dividend distributed to minority	(140)	—	(140)	—
Undistributed minority share of cash flow	72	44	122	87
Shareholder distributions	(49)	(48)	(97)	(91)

Cash flow provided by (used in) financing activities	112	(171)	348	227

Investing activities
Investment in or sale of operating assets, net
Real estate	(63)	(31)	(298)	(168)
Power generation	(33)	23	(91)	(16)
Funds management	242	(199)	21	(353)
Financial assets	(107)	5	(35)	(16)
Investments	(156)	8	(176)	(38)

Cash flow used in investing activities	(117)	(194)	(579)	(591)

Cash and cash equivalents
Increase (decrease)	56	(202)	47	(68)
Balance, beginning of period	373	466	382	332

Balance, end of period	$429	$264	$429	$264

CONSOLIDATED BALANCE SHEET

		(UNAUDITED)
		June 30		December 31
US$ MILLIONS		2004		2003
Assets
Cash and cash equivalents		$429		$382
Securities		962		854
Accounts receivable and other		1,250		1,623
Property, plant and equipment
Real estate		8,617		8,311
Power generation		1,948		1,927
Funds management
Securities	$895		$704
Loans receivable	491		409
Other	95		102

		1,481		1,215
Investments		2,537		2,003

		$17,224		$16,315

Liabilities
Non-recourse borrowings
Property specific mortgages		$5,176		$4,881
Other debt of subsidiaries		2,311		2,075
Corporate borrowings		1,212		1,213
Accounts and other payables		1,895		1,745
Shareholders’ interests
Minority interests of others in assets		1,421		1,516
Preferred equity
Corporate		852		852
Subsidiaries		1,170		1,009
Common equity		3,187		3,024

		$17,224		$16,315

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

1.  Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2. Changes in Accounting Policies

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued Handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $10 million and additional depreciation of $28 million, before any tax effect during the first six months ended June 30, 2004 ($5 million of additional straight-line rental revenue and $15 million of additional depreciation during the second quarter of 2004).

     Effective January 1, 2004, the company adopted CICA Handbook section 3063, “Impairment of Long-Lived Assets”. The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

     Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

     Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

     Effective January 1, 2004, the company adopted CICA Emerging Issue Committee Abstract 140, “Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination”, (EIC 140). This standard requires that where a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms. The adoption of EIC 140 did not have a significant impact on the company’s consolidated interim financial statements.

3.  Acquisitions

On May 18, 2004, the company announced an agreement to acquire 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and one 95 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc. for $900 million. The acquisition is expected to close in the third quarter of 2004.

4.  Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 14 of the annual financial statements. There have been no material changes, for the period ended June 30, 2004, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements except for the commitment to acquire hydroelectric power generating plants from Reliant Energy as described in Note 3.

5.  Common Equity

The company’s common equity is comprised of the following:

	(UNAUDITED)
	June 30	December 31
US$ MILLIONS	2004	2003[1]
Convertible notes	$20	$52
Class A and B common shares	1,216	1,188
Retained earnings	1,914	1,685
Cumulative translation adjustment	37	99

Common equity	$3,187	$3,024

SHARES OUTSTANDING
Class A and Class B common shares issued	257,963,952	256,120,609
Unexercised options	12,334,067	11,363,277
Reserved for conversion of subordinated notes	1,465,725	3,792,206

Total fully diluted common shares	271,763,744	271,276,092

1.	Share outstanding numbers adjusted to reflect three-for-two stock split

Brascan completed its previously announced three-for-two stock split of the company’s outstanding common shares by way of a special dividend. Shareholders of record at the close of business on May 21, 2004 received one-half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004.

6.  Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2004, the company granted 1,200,000 stock options at an exercise price of C$30.07 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the LEAPS method of valuation, assuming a 7.5 year term, 12% volatility, a weighted average expected dividend yield of 2.3% annually and an interest rate of 4.0%.

7.  Segmented and Other Information

Revenue and assets by geographic segments are as follows:

	Three Months Ended	Six Months Ended		Three Months Ended	Six Months Ended
UNAUDITED	June 30, 2004	June 30, 2004	June 30, 2004	June 30, 2003	June 30, 2003	Dec. 31, 2003
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets
United States	$541	$962	$8,863	$398	$758	$7,812
Canada	254	519	5,440	221	438	5,141
International	103	185	2,921	109	199	3,362

Revenue	$898	$1,666	$17,224	$728	$1,395	$16,315

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended June 30, 2004			Six Months Ended June 30, 2004			June 30, 2004
UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets
Real estate
Commercial properties	$319	$229	$229	$599	$411	$411	$6,798
Residential properties	282	48	48	481	77	77	884
Income producing land	8	3	3	15	5	5	125
Development properties	—	—	—	—	—	—	762
Real estate services	34	5	5	60	8	8	48
Power generation	130	71	71	265	145	145	1,948
Funds management	92	56	56	172	104	104	1,481
Investments	16	22	101	32	42	201	2,537

	881	434	513	1,624	792	951	14,583
Financial assets and other	17	17	17	42	42	42	2,641

	$898	451	530	$1,666	834	993	$17,224
Cash interest and other cash expenses		273	273		510	510
Depreciation, taxes and other non-cash items		—	68		—	147

Cash flow / income from continuing operations		$178	$189		$324	$336

	Operations
	Three Months Ended June 30, 2003			Six Months Ended June 30, 2003			Dec. 31, 2003
UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets
Real estate
Commercial properties	$252	$157	$157	$502	$312	$312	$6,622
Residential properties	235	23	23	435	41	41	738
Income producing land	9	1	1	11	2	2	129
Development properties	7	7	7	24	24	24	774
Real estate services	26	3	3	45	5	5	48
Power generation	71	44	44	126	80	80	1,927
Funds management	93	49	49	177	96	96	1,215
Investments	13	17	(8)	24	35	(24)	2,003

	706	301	276	1,344	595	536	13,456
Financial assets and other	22	22	22	51	51	51	2,859

	$728	323	298	$1,395	646	587	$16,315
Cash interest and other cash expenses		191	191		384	384
Depreciation, taxes and other non-cash items		—	44		—	84

Cash flow / income from continuing operations		$132	$63		$262	$119

Cash taxes paid for the six month period were $39 million (2003 — $8 million) and are included in other cash expenses. Cash interest paid totalled $266 million (2003 — $223 million).

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at June 30, 2004	Symbol	Stock Exchange
Class A Common Shares	257,836,272	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1[1]	18,891	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

1.	Redeemed July 30, 2004.

Dividend Record and Payment Dates	Record Date	Payment Date
Class A Common Shares[1]	First day of February, May, August and November	Last day of February, May August and November

Class A Preference Shares[1]
Series 2, 4, 10, 11 and 12	15th day of March, June September and December	Last day of March, June, September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

Preferred Securities[2]	15th day of March, June September and December	Last day of March, June September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.

2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto:

Suite 300, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile:   416-363-2856
Web Site:   www.brascancorp.com
e-mail:        enquiries@brascancorp.com

New York:

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
                   1-800-387-0825
                   (Toll free in Canada and U.S.A.)
Facsimile:  416-643-5501
Web Site:  www.cibcmellon.com
e-mail:       inquiries@cibcmellon.com

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management.
These include 55 premier office properties and 120 power generating plants. Brascan is listed on the New York and
Toronto stock exchanges under the symbol BNN and BNN.a, respectively.